EXHIBIT 99.6

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael Konnert, Chief Executive Officer of Vizsla Silver Corp. (the "Company"), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

a.

This Amendment No. 2 to the Annual Report on Form 40-F of the Company for the fiscal year ended April 30, 2022 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

b.	the information contained in the Annual Report fairly presents in all material respects the financial condition and results of operations of the Company.

Date: July 29, 2022

By:

/s/ Michael Konnert
Name: Michael Konnert
Title: Chief Executive Officer